VOYAGER ACQUISITION CORP.

131 Concord Street

Brooklyn, New York

11201

August 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brigitte Lippman and Ronald (Ron) E. Alper

RE:	Voyager Acquisition Corp.

Registration Statement on Form S-1, as amended

Filed on July 30, 2024

File No. 333-280305

Dear Ms. Lippmann and Mr. Alper,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Voyager Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on August 8, 2024, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Voyager Acquisition Corp.

By:	/s/ Adeel Rouf
Name:	Adeel Rouf
Title:	Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP